UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Global Business Travel Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

37890B 100

(CUSIP Number)

Thomas F. LaMacchia

Juweel Investors (SPC) Ltd
350 Madison Avenue, 8th Floor
New York, New York 10017
(212) 624-2940

Copy to:

Gregory A. Schernecke, Esq.

Dechert LLP

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-2687

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

(1)	Name of Reporting Person Juweel Investors (SPC) Ltd
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0% (1)
(14)	Type of Reporting Person (See Instructions) OO
(1) Based on 467,022,817 shares of Class A Common Stock issued and outstanding as of as of November 3, 2023.

SCHEDULE 13D

CUSIP No. 37890B 100

EXPLANATORY NOTE:

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on June 6, 2022, as amended by Amendment No. 1 thereto filed on July 12, 2023, with respect to the Class A common stock (the “Schedule 13D”). Capitalized terms used in this Amendment and not defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The responses to Items 5 and 6 of this Amendment and to Items 2 and 3 of the Schedule 13D are incorporated into this Item 4 by reference.

On January 11, 2024, pursuant to a pro rata redemption and exchange transaction between the Reporting Person, on the one hand, and all of its members, on the other hand (the “Repurchase and Exchange Agreement”), the Reporting Person has repurchased the common shares in the capital of the Reporting Person held by each of its members in exchange for the transfer by the Reporting Person to its members of all of its interests in the Issuer and JerseyCo. (together with all rights applicable to such transferred shares under the Registration Rights Agreement).

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

The responses to Items 4 and 6 of this Amendment and to Items 2 and 3 of the Schedule 13D are incorporated into this Item 5 by reference.

(a), (b) The Reporting Person does not beneficially own any securities of the Issuer.

(c) Pursuant to the Repurchase and Exchange Agreement, the Reporting Person distributed to each of its members (i) all previously reported shares of Class A Common Stock and (ii) all of its interests in JerseyCo.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e) After giving effect to the transactions contemplated by the Repurchase and Exchange Agreement, the Reporting person ceased to be the beneficial owner if more than five percent of the Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following:

The responses to Items 4 and 5 of this Amendment are incorporated into this Item 6 by reference.

As reported previously, the Reporting Person previously entered into a Shareholders Agreement, dated as of May 27, 2022 (as further clarified by those certain letters dated November 17, 2022, and July 10, 2023, the “Shareholders Agreement”) with the Issuer, JerseyCo, American Express Travel Holdings Netherlands Coöperatief U.A. and Expedia. The Reporting Person has since distributed all of its equity interests in the Issuer and JerseyCo to its members, including Q.H. Travel LP (“QIA”).

On January 11, 2024, the Issuer entered into an amended and restated Shareholders Agreement (the “Amended and Restated Shareholders Agreement”) with JerseyCo, American Express International, Inc. (“Amex HoldCo.”), Expedia and QIA, pursuant to which, among other things, the Reporting Person was removed as a party to the Shareholders Agreement and QIA was made subject to certain obligations and provided with certain rights previously provided to the Reporting Person.

On January 11, 2024, the Issuer also entered into a letter agreement with JerseyCo, the Reporting Person, Amex HoldCo., Expedia, QIA and the Reporting Person’s other members (the “Specified Juweel Investors”), pursuant to which the Specified Juweel Investors agreed to be bound by certain restrictive covenants in the Shareholders Agreement as if they were a party thereto (the “Letter Agreement”).

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Amended and Restated Shareholders Agreement and the Letter Agreement, filed herewith as Exhibits 1 and 2, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Amended and Restated Shareholders Agreement, dated as of January 11, 2024, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express International, Inc., EG Corporate Travel Holdings LLC, QH Travel LP and Juweel Investors (SPC) Limited (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2024).
2.	Letter Agreement, dated as of January 11, 2024, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express International, Inc., EG Corporate Travel Holdings LLC, QH Travel LP, Juweel Investors (SPC) Limited and the Specified Juweel Investors (as defined therein) (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2024).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2024

/s/ Thomas F. LaMacchia
Thomas F. LaMacchia Authorized Signatory, Juweel Investors (SPC) Ltd